UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Amendment No. 17

Under the Securities Exchange Act of 1934

DLH Holdings Corp.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

23335Q 100

(CUSIP Number)

Wynnefield Partners Small Cap Value, L.P.

450 Seventh Avenue, Suite 509

New York, New York 10123

Attention: Mr. Nelson Obus

Copy to:

Jeffrey S. Tullman, Esq.

Kane Kessler, P.C.

600 Third Avenue

New York, New York 10016

(212) 541-6222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 14, 2023

(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.      ☐.

CUSIP No. 23335Q 100	13D/A	Page 2 of 15

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Wynnefield Partners Small Cap Value, L.P. 13-3688497
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,028,495 (see Item 5)
	8	SHARED VOTING POWER -0- (see Item 5)
	9	SOLE DISPOSITIVE POWER 1,028,495 (see Item 5)
	10	SHARED DISPOSITIVE POWER -0- (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,028,495 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 23335Q 100	13D/A	Page 3 of 15

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Wynnefield Partners Small Cap Value, L.P. I 13-3953291
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,854,044 (see Item 5)
	8	SHARED VOTING POWER -0- (see Item 5)
	9	SOLE DISPOSITIVE POWER 1,854,044 (see Item 5)
	10	SHARED DISPOSITIVE POWER -0- (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,854,044 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 23335Q 100	13D/A	Page 4 of 15

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Wynnefield Small Cap Value Offshore Fund, Ltd. (No IRS Identification No.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 672,395 (see Item 5)
	8	SHARED VOTING POWER -0- (see Item 5)
	9	SOLE DISPOSITIVE POWER 672,395 (see Item 5)
	10	SHARED DISPOSITIVE POWER -0- (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 672,395 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 23335Q 100	13D/A	Page 5 of 15

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Wynnefield Capital Management, LLC 13-4018186
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,882,539 (see Item 5)
	8	SHARED VOTING POWER - 0 - (see Item 5)
	9	SOLE DISPOSITIVE POWER 2,882,539 (see Item 5)
	10	SHARED DISPOSITIVE POWER - 0 - (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,882,539 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.0%
14	TYPE OF REPORTING PERSON (See Instructions) OO (Limited Liability Company)

CUSIP No. 23335Q 100	13D/A	Page 6 of 15

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Wynnefield Capital, Inc. (No IRS Identification No.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 672,395 (see Item 5)
	8	SHARED VOTING POWER - 0 - (see Item 5)
	9	SOLE DISPOSITIVE POWER 672,395 (see Item 5)
	10	SHARED DISPOSITIVE POWER - 0 - (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 672,395 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 23335Q 100	13D/A	Page 7 of 15

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Wynnefield Capital, Inc. Profit Sharing Plan, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 126,487 (see Item 5)
	8	SHARED VOTING POWER - 0 - (see Item 5)
	9	SOLE DISPOSITIVE POWER 126,487 (see Item 5)
	10	SHARED DISPOSITIVE POWER - 0 - (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 126,487 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .9%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 23335Q 100	13D/A	Page 8 of 15

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Nelson Obus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 - (see Item 5)
	8	SHARED VOTING POWER 3,681,421 (see Item 5)
	9	SOLE DISPOSITIVE POWER - 0 - (see Item 5)
	10	SHARED DISPOSITIVE POWER 3,681,421 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,681,421 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.7%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 23335Q 100	13D/A	Page 9 of 15

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Joshua H. Landes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 - (see Item 5)
	8	SHARED VOTING POWER 3,681,421 (see Item 5)
	9	SOLE DISPOSITIVE POWER - 0 - (see Item 5)
	10	SHARED DISPOSITIVE POWER 3,681,421 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,681,421 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.7%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 23335Q 100	13D/A	Page 10 of 15

This Amendment No. 17 (the "Amendment") amends the Statement of Beneficial Ownership on Schedule 13D, originally filed with the Securities and Exchange Commission (the "Commission") on March 18, 2005, and as amended by Amendment No. 1 filed on November 23, 2005, and further amended by Amendment No. 2 filed on January 30, 2007, and further amended by Amendment No. 3 filed on March 12, 2007, and further amended by Amendment No. 4 filed on March 26, 2007, and further amended by Amendment No. 5 filed on February 29, 2008, and further amended by Amendment No. 6 filed on March 20, 2008, and further amended by Amendment No. 7 filed on July 8, 2011, and further amended by Amendment No. 8 filed on August 8, 2011 and further amended by Amendment No. 9 filed on June 22, 2012 and further amended by Amendment No. 10 filed on November 5, 2013 and further amended by Amendment No. 11 on May 6, 2016 and, as further amended by Amendment No. 12 filed on August 19, 2016 and as further amended by Amendment No. 13 filed on October 3, 2016, and as further amended by Amendment No. 14 filed on September 6, 2017 and as further amended by Amendment No. 15 filed on February 22, 2018 and as further amended by Amendment No. 16 filed on March 20, 2019 (the "Statement" or "Schedule 13D") by Wynnefield Partners Small Cap Value, L.P. (the "Partnership"), Wynnefield Partners Small Cap Value, L.P. I (the "Partnership-I"), Wynnefield Small Cap Value Offshore Fund, Ltd. (the "Fund"), Wynnefield Capital Management, LLC ("WCM"), Wynnefield Capital, Inc. ("WCI"), Wynnefield Capital Inc. Profit Sharing & Money Purchase Plan Inc. (“Profit Sharing Plan”), Nelson Obus (“Mr. Obus”), and Joshua Landes (“Mr. Landes”), collectively, the “Wynnefield Reporting Persons”, with respect to shares of common stock, $0.001 par value (the “Shares”), of DLH Holdings Corp., a New Jersey corporation with its principal executive offices located at 3565 Piedmont Road NE, Bldg. 3, Suite 700, Atlanta, GA, 30305 (the "Issuer"). Unless specifically amended hereby, the disclosures set forth in the Statement shall remain unchanged.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and restated in its entirety as follows:

The Shares reported in this Statement as directly beneficially owned by the Wynnefield Reporting Persons were acquired with funds of approximately $3,821,283 (including brokerage commissions).

Item 4. Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended by the addition of the following:

The sales of Shares reported herein were undertaken for the purposes of effectuating a portfolio rebalancing and are not an indication of the Wynnefield Reporting Persons’ view on the future prospects of the Issuer. The Issuer remains a significant position in the Wynnefield Reporting Persons’ portfolio.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a) - (b) As of March 14, 2023, the Wynnefield Reporting Persons beneficially owned in the aggregate 3,681,421 Shares, constituting approximately 26.7% of the outstanding Shares (the percentage of Shares owned being based upon 13,756,969 Shares outstanding as of February 8, 2023, as set forth in the Issuer’s most recent 10-Q for the quarter ending December 31, 2022 filed with the Commission on February 8, 2023).

CUSIP No. 23335Q 100	13D/A	Page 11 of 15

The following table sets forth certain information with respect to Shares directly beneficially owned by the Wynnefield Reporting Persons listed below:

Name	Number of Shares	Percentage of Outstanding Shares
Partnership	1,028,495	7.5%
Partnership-I	1,854,044	13.5%
Fund	672,395	4.9%
Profit Sharing Plan	126,487.9%

WCM is the sole general partner of Partnership and Partnership-I and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Shares that Partnership and Partnership-I beneficially own. WCM, as the sole general partner of Partnership and Partnership-I, has the sole power to direct the voting and disposition of the Shares that Partnership and Partnership-I beneficially own. Messrs. Obus and Landes are the co-managing members of WCM and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Shares that WCM may be deemed to beneficially own. Each of Messrs. Obus and Landes, as co-managing members of WCM, share the power to direct the voting and disposition of the shares of Common Stock that WCM may be deemed to beneficially own.

WCI is the sole investment manager of the Fund and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Shares that Wynnefield Offshore beneficially owns. WCI, as the sole investment manager of the Fund, has the sole power to direct the voting and disposition of the Shares that the Fund beneficially owns. Messrs. Obus and Landes are executive officers of WCI and, accordingly, each may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Shares that WCI may be deemed to beneficially own. Messrs. Obus and Landes, as executive officers of WCI, share the power to direct the voting and disposition of the Shares that WCI may be deemed to beneficially own.

CUSIP No. 23335Q 100	13D/A	Page 12 of 15

The Plan is an employee profit sharing plan. Messrs. Obus and Landes are the co-trustees of the Plan and accordingly, Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Shares that the Plan may be deemed to beneficially own. Each of Messrs. Obus and Landes, as the trustees of the Plan, shares with the other the power to direct the voting and disposition of the Shares.

Beneficial ownership of the Shares shown on the cover pages of and set forth elsewhere in this Statement for each member of the Wynnefield Reporting Persons assumes that they have not formed a group for purposes of Section 13(d)(3) under the Exchange Act, and Rule 13d-5(b)(1) promulgated thereunder. If the members of the Wynnefield Reporting Persons were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) 3,681,421 Shares, constituting approximately 26.7% of the outstanding Shares (the percentage of Shares owned being based upon 13,756,969 Shares outstanding as of February 8, 2023, as set forth in the Issuer’s most recent 10-Q for the quarter ending December 31, 2022 filed with the Commission on February 8, 2023).

 The filing of this Statement and any future amendment by the Wynnefield Reporting Persons, and the inclusion of information herein and therein with respect to WCM, WCI and Messrs. Obus and Landes, shall not be considered an admission that any of such persons, for the purpose of Section 16(b) of the Exchange Act, are the beneficial owners of any Shares in which such persons do not have a pecuniary interest. Each of WCM, WCI and Messrs. Obus and Landes disclaims any beneficial ownership of the Shares covered by this Statement.

Except as set forth below, to the best knowledge of the Wynnefield Reporting Persons, except as described in this Statement, none of the Wynnefield Reporting Persons, any general partner, executive officer or director thereof, as applicable, beneficially owns any Shares, and there have been no transactions in the Shares affected during the past 60 days, by the Wynnefield Reporting Persons, any person in control of the Wynnefield Reporting Persons (ultimately or otherwise), or any general partner, executive officer or director thereof, as applicable.

CUSIP No. 23335Q 100	13D/A	Page 13 of 15

The Wynnefield Reporting Persons have engaged in the following transactions during the last 60 days:

Name	Date	Transaction	Number of Shares	Price
Wynnefield Partners I	2/28/2023	Purchase	3,192	$12.3462
Wynnefield Partners	2/28/2023	Purchase	2,053	$12.3462
Offshore	2/28/2023	Purchase	1,297	$12.3462
Wynnefield Partners I	3/14/2023	Sale	190,000	$11.2430
Wynnefield Partners	3/14/2023	Sale	40,000	$11.2430
Offshore	3/14/2023	Sale	20,000	$11.2430

(d) and (e). Not Applicable.

CUSIP No. 23335Q 100	13D/A	Page 14 of 15

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 16, 2023

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

By:	Wynnefield Capital Management, LLC,
its General Partner

By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

By:	Wynnefield Capital Management, LLC,
its General Partner

By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

By:	Wynnefield Capital, Inc.,
its Investment Manager

By:	/s/ Nelson Obus
Nelson Obus, President

WYNNEFIELD CAPITAL, INC. PROFIT SHARING & MONEY PURCHASE PLAN

By:	/s/ Nelson Obus
Nelson Obus, Co-Trustee

WYNNEFIELD CAPITAL MANAGEMENT, LLC

By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

CUSIP No. 23335Q 100	13D/A	Page 15 of 15

WYNNEFIELD CAPITAL, INC.

By:	/s/ Nelson Obus
Nelson Obus, President

/s/ Nelson Obus
Nelson Obus, Individually

/s/ Joshua Landes
Joshua Landes, Individually